FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2008

Commission File Number  000-30224

CRYPTOLOGIC LIMITED
Alexandra House The Sweepstakes Ballsbridge Dublin 4

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....☐..... Form 40-F...☒...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]    No[X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 19, 2008	CRYPTOLOGIC LIMITED Stephen Taylor Chief Financial Officer

FOR IMMEDIATE RELEASE

Symbol: TSX: CRY & CXY; NASDAQ: CRYP; LSE: CRP

CRYPTOLOGIC EARNS INDUSTRY’S TOP CASINO SOFTWARE
HONOURS FOR THIRD CONSECUTIVE YEAR

Top Casino Software Award voted on by thousands of players worldwide

February 19, 2008 (Dublin, IRELAND, and Toronto, CANADA) – For the third consecutive year, CryptoLogic® Inc. has captured Gambling Online Magazine’s Top Casino Software Award for world-class software. The award, based on the votes of thousands of readers, players and website visitors, is widely recognized as the industry’s top honour. CryptoLogic was recognized for its innovative gaming software, revolutionary gaming concepts and spectacular graphics delivered through its wholly-owned subsidiary, WagerLogic® Limited.

“CryptoLogic has always focused on delivering the ultimate online entertainment experience to players around the world, and to receive this kind of validation means our strategy is paying off,” said Javaid Aziz, CryptoLogic’s President and CEO. “With our ground-breaking innovation and partnerships with the world’s biggest gaming and entertainment brands, we’re exceeding the needs of today’s online players — which translates into more satisfied players on our customers’ sites.”

CryptoLogic has introduced some of the most popular games in the industry, including fan favourites Bejeweled®, Jewel Quest®, and the first-ever version of Multi-Hand Video Blackjack, a game that combines the excitement and action of Video Poker with the world’s most popular casino game. CryptoLogic also delivered the exclusive online slot version of Cubis®, the award-winning, visually stunning 3D puzzle game, and its patented Millionaires Club, which boasts the highest jackpot payout in online history.

“CryptoLogic’s award-winning casino lineup delivers big-screen excitement, stunning graphics, amazing bonus rounds and impressive prize pots — in pounds, Euros or dollars,” added Justin Thouin, CryptoLogic’s Vice President, Product Management and Business Development.

With more than 280 games in its online casino suite — and more than 100 games launched since 2004 alone — CryptoLogic has one of the most comprehensive casino gaming suites on the Internet.

About CryptoLogic® (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Limited is a world-leading, blue-chip public developer and supplier of Internet gaming software. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic® Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to blue-chip customers who offer their games around the world to non-U.S. based players. For information on WagerLogic, visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (CRY, CXY), the NASDAQ Global Select Market (CRYP) and the Main Market of the London Stock Exchange (CRP).

###

TEL 353 (0)1 631 9000  FAX 353 (0) 1 631 9001

ALEXANDRA HOUSE, THE SWEEPSTAKES, BALLSBRIDGE, DUBLIN 4, IRELAND

For more information, please contact:

Argyle Communications, (416) 968-7311
Dan Tisch, ext. 223/dtisch@argylecommunications.com
Karen Passmore, ext. 228/kpassmore@argylecommunications.com

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release, which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.